Exhibit 99.2
ING Condensed Consolidated Interim Accounts for the Nine Month Period ended
September 30, 2009

Condensed consolidated interim accounts
Condensed consolidated balance sheet	2
Condensed consolidated profit and loss account	3
Condensed consolidated statement of comprehensive income	4
Condensed consolidated statement of cash flows	5
Condensed consolidated statement of changes in equity	6
Notes to the condensed consolidated interim accounts	7

Condensed consolidated balance sheet of ING Group as at

	30 September	31 December
amounts in millions of euros	2009	2008

ASSETS
Cash and balances with central banks	14,316	22,045
Amounts due from banks	51,373	48,447
Financial assets at fair value through profit and loss 2	243,063	280,505
Investments 3	208,225	258,292
Loans and advances to customers 4	577,931	619,791
Reinsurance contracts	5,376	5,797
Investments in associates	3,811	4,355
Real estate investments	4,070	4,300
Property and equipment	6,179	6,396
Intangible assets 5	6,056	6,915
Deferred acquisition costs	11,048	11,843
Assets held for sale 6	16,901	15,312
Other assets	39,566	47,665

Total assets	1,187,915	1,331,663

EQUITY
Shareholders’ equity (parent)	26,515	17,334
Non-voting equity securities	10,000	10,000

	36,515	27,334
Minority interests	1,067	1,594

Total equity	37,582	28,928

LIABILITIES
Subordinated loans	10,018	10,281
Debt securities in issue	117,369	96,488
Other borrowed funds	25,186	31,198
Insurance and investment contracts	236,829	240,790
Amounts due to banks	96,885	152,265
Customer deposits and other funds on deposit	459,192	522,783
Financial liabilities at fair value through profit and loss 7	146,672	188,398
Liabilities held for sale 6	16,668	15,020
Other liabilities	41,514	45,512

Total liabilities	1,150,333	1,302,735

Total equity and liabilities	1,187,915	1,331,663

References relate to the accompanying notes. These form an integral part of the condensed consolidated interim accounts.

Condensed consolidated profit and loss account of ING Group for the three and nine month period ended

	3 month period		9 month period
	1 July to 30 September		1 January to 30 September
amounts in millions of euros	2009	2008	2009	2008

Interest income banking operations	19,703	24,945	64,165	71,417
Interest expense banking operations	-16,604	-22,335	-54,886	-63,606

Interest result banking operations	3,099	2,610	9,279	7,811
Gross premium income	7,632	10,380	23,815	34,109
Investment income 8	1,142	955	3,601	5,768
Commission income	1,215	1,261	3,460	3,741
Other income 9	-981	433	-2,918	1,638

Total income	12,107	15,639	37,237	53,067

Underwriting expenditure	7,352	11,831	24,016	36,475
Addition to loan loss provision	665	373	2,289	704
Intangible amortisation and other impairments	151	54	286	114
Staff expenses	1,751	2,213	5,636	6,581
Other interest expenses	163	227	533	711
Other operating expenses	1,480	1,630	4,952	4,915

Total expenses	11,562	16,328	37,712	49,500

Result before tax	545	-689	-475	3,567

Taxation	55	-219	-140	577

Net result (before minority interests)	490	-470	-335	2,990

Attributable to:
Equityholders of the parent	499	-477	-223	2,982
Minority interests	-9	7	-112	8

	490	-470	-335	2,990

	3 month period		9 month period
	1 July to 30 September		1 January to 30 September
amounts in euros	2009	2008	2009	2008

Basic earnings per ordinary share 10	0.25	-0.22	-0.11	1.46
Diluted earnings per ordinary share 10	0.25	-0.23	-0.11	1.45

References relate to the accompanying notes. These form an integral part of the condensed consolidated interim accounts.

Condensed consolidated statement of comprehensive income of ING Group for the three and nine month period ended

	3 month period		9 month period
	1 July to 30 September		1 January to 30 September
amounts in millions of euros	2009	2008	2009	2008

Result for the period	490	-470	-335	2,990

Unrealised revaluations after taxation	5,515	-5,889	11,517	-14,071
Realised gains/losses transferred to profit and loss	292	873	1,017	425
Changes in cash flow hedge reserve	140	127	-1,006	78
Transfer to insurance liabilities/DAC	-1,799	769	-2,075	1,817
Exchange rate differences	-448	1,524	-208	-179

Total amount recognised directly in equity (other comprehensive income)	3,700	-2,596	9,245	-11,930

Total comprehensive income	4,190	-3,066	8,910	-8,940

Comprehensive income attributable to:
Equity holders of the parent	4,194	-3,057	9,002	-8,828
Minority interests	-4	-9	-92	-112

	4,190	-3,066	8,910	-8,940

For the three month period of 1 July 2009 to 30 September 2009 the Unrealised revaluations after taxation comprises EUR -6 million (1 July 2008 to 30 September 2008: EUR -21 million) related to the share of other comprehensive income of associates.
For the nine month period of 1 January 2009 to 30 September 2009 the Unrealised revaluations after taxation comprises EUR 2 million (1 January 2008 to 30 September 2008: EUR 204 million) related to the share of other comprehensive income of associates.
For the three month period of 1 July 2009 to 30 September 2009 the Exchange rate differences comprises EUR -6 million (1 July 2008 to 30 September 2008: EUR -19 million) related to the share of other comprehensive income of associates.
For the nine month period of 1 January 2009 to 30 September 2009 the Exchange rate differences comprises EUR 48 million (1 January 2008 to 30 September 2008: EUR -54 million) related to the share of other comprehensive income of associates.

Condensed consolidated statement of cash flows of ING Group for the nine month period ended

		9 month period ending
		30 September	30 September
amounts in millions of euros		2009	2008
Result before tax		-475	3,567
Adjusted for	– depreciation	1,239	1,087
	– deferred acquisition costs and value of business acquired	-971	-975
	– increase in provisions for insurance and investment contracts	2,652	11,094
	– addition to loan loss provisions	2,289	704
	– other	4,083	2,178
Taxation paid		-41	-586
Changes in	– amounts due from banks, not available on demand	4,860	-9,237
	– trading assets	41,798	24,958
	– non-trading derivatives	-930	448
	– other financial assets at fair value through profit and loss	1,709	769
	– loans and advances to customers	9,648	-79,971
	– other assets	4,904	667
	– amounts due to banks, not payable on demand	-57,570	15,770
	– customer deposits and other funds on deposit	14,603	31,253
	– trading liabilities	-39,391	1,083
	– other financial liabilities at fair value through profit and loss	-2,380	929
	– other liabilities	-8,249	-1,171

Net cash flow from (used in) operating activities		-22,222	2,567

Investments and advances	– available-for-sale investments	-116,905	-177,687
	– investments for risk of policyholders	-46,658	-29,887
	– other investments	-1,846	-5,232
Disposals and redemptions	– available-for-sale investments	120,459	177,542
	– investments for risk of policyholders	45,386	24,904
	– other investments	3,318	4,015

Net cash flow from (used in) investing activities		3,754	-6,345

Proceeds from borrowed funds and debt securities		360,802	288,038
Repayments of borrowed funds and debt securities		-346,557	-254,500
Other net cash flow from financing activities		-399	-2,084

Net cash flow from financing activities		13,846	31,454

Net cash flow		-4,622	27,676

Cash and cash equivalents at beginning of period		31,271	-16,811
Effect of exchange rate changes on cash and cash equivalents		-32	177

Cash and cash equivalents at end of period		26,617	11,042

Cash and cash equivalents comprises the following items:
Treasury bills and other eligible bills		9,218	5,561
Amounts due from/to banks		3,083	-15,266
Cash and balances with central banks		14,316	20,747

Cash and cash equivalents at end of period		26,617	11,042

Unaudited	ING Group Interim Accounts for the period ended 30 September 2009

Condensed consolidated statement of changes in equity of ING Group for the nine month period ended

	9 months ending 30 September 2009
					Non-
				Total	voting
	Share	Share		shareholders’	equity	Minority
amounts in millions of euros	capital	premium	Reserves	equity (parent)	securities	interests	Total

Balance at beginning of period	495	9,182	7,657	17,334	10,000	1,594	28,928

Unrealised revaluations after taxation	—	—	11,516	11,516	—	1	11,517
Realised gains/losses transferred to profit and loss	—	—	1,017	1,017	—	—	1,017
Changes in cash flow hedge reserve	—	—	-1,006	-1,006	—	—	-1,006
Transfer to insurance liabilities/DAC	—	—	-2,075	-2,075	—	—	-2,075
Exchange rate differences	—	—	-227	-227	—	19	-208

Total amount recognised directly in equity	—	—	9,225	9,225	—	20	9,245

Net result for the period	—	—	-223	-223	—	-112	-335

	—	—	9,002	9,002	—	-92	8,910

Changes in the composition of the group	—	—	—	—	—	-433	-433
Dividends	—	—	—	—	—	-2	-2
Purchase/sale of treasury shares	—	—	142	142	—	—	142
Employee stock option and share plans	—	—	37	37	—	—	37

Balance at end of period	495	9,182	16,838	26,515	10,000	1,067	37,582

Unrealised revaluations after taxation are positively affected by EUR 4,600 million as a result of the Illiquid Asset Back-up Facility which effectively transferred 80% of ING’s Alt-A RMBS portfolio to the Dutch State.

	9 months ending 30 September 2008
				Total	Non-voting
	Share	Share		shareholders’	equity	Minority
amounts in millions of euros	capital	premium	Reserves	equity (parent)	securities	interests	Total

Balance at beginning of period	534	8,739	27,935	37,208	—	2,323	39,531

Unrealised revaluations after taxation	—	—	-14,021	-14,021	—	-50	-14,071
Realised gains/losses transferred to profit and loss	—	—	425	425	—	—	425
Changes in cash flow hedge reserve	—	—	78	78	—	—	78
Transfer to insurance liabilities/DAC	—	—	1,815	1,815	—	2	1,817
Exchange rate differences	—	—	-107	-107	—	-72	-179

Total amount recognised directly in equity	—	—	-11,810	-11,810	—	-120	-11,930

Net result for the period	—	—	2,982	2,982	—	8	2,990

	—	—	-8,828	-8,828	—	-112	-8,940

Changes in the composition of the group	—	—	—	—	—	-252	-252
Dividends	—	—	-3,175	-3,175	—	-48	-3,223
Cancellation of shares (share buy back)	-40	—	-4,415	-4,455	—	—	-4,455
Purchase/sale of treasury shares	—	—	2,489	2,489	—	—	2,489
Exercise of warrants and options	5	443	—	448	—	—	448
Employee stock option and share plans	—	—	36	36	—	—	36

Balance at end of period	499	9,182	14,042	23,723	—	1,911	25,634

Unaudited	ING Group Interim Accounts for the period ended 30 September 2009

Notes to the condensed consolidated interim accounts
1. BASIS OF PRESENTATION
These condensed consolidated interim accounts have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The accounting principles used to prepare these condensed consolidated interim accounts comply with International Financial Reporting Standards as adopted by the European Union and are consistent with those set out in the notes to the 2008 Consolidated Annual Accounts of ING Group, except for the amendments referred to below.
These condensed consolidated interim accounts should be read in conjunction with ING Group’s 2008 Annual Accounts.
The following standards, interpretations and amendments to standards and interpretations become effective in 2009 if and when endorsed by the EU:
•	Amendment to IFRS 2 ‘Share-based Payments’ – ‘Vesting Conditions and Cancellations’

•	IFRS 8 ‘Operating Segments’

•	IAS 1 ‘Presentation of Financial Statements’

•	IAS 23 ‘Borrowing Costs’

•	Amendments to IAS 32 ‘Financial Instruments: Presentation’ and IAS 1 ‘Presentation of Financial Statements’ – ‘Puttable Financial Instruments and Obligations Arising on Liquidation’

•	Amendments to IFRS 1 ‘First-time Adoption of IFRS’ and IAS 27 ‘Consolidated and Separate Financial Statements’ – Determining the cost of an Investment in the Separate Financial Statements’

•	IFRIC 13 ‘Customer Loyalty Programmes’

•	IFRIC 15 ‘Agreements for the Construction of Real Estate’

•	IFRIC 16 ‘Hedges of a Net Investment in a Foreign Operation’

•	2008 Annual Improvements to IFRS

•	Amendment to IFRS 7 ‘Improving Disclosures about Financial Instruments’

•	Amendment to IFRIC 9 and IAS 39 – ‘Embedded Derivatives’
The following new or revised standards and interpretations were issued by the IASB, which become effective for ING Group as of 2010, unless otherwise indicated, if and when endorsed by the EU:
•	Amendment to IFRS 1 ‘First-time adoption of IFRS’

•	IFRS 3 ‘Business Combinations’ (revised) and IAS 27 ‘Consolidated and Separate Financial Statements’ (amended)

•	Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement’ – ‘Eligible Hedged Items’

•	IFRIC 17 ‘Distributions of Non-cash Assets to Owners’

•	IFRIC 18 ‘Transfers of Assets from Customers’

•	2009 Annual Improvements to IFRS

•	Amendment to IFRS 2 ‘Group Cash-settled Share-based Payment Transactions’

•	Amendments to IFRS 1 ‘Additional Exemptions for First-time Adopters’

•	Classification of Rights Issues (Amendment to IAS 32), effective as per 2011

•	Amendment to IAS 24 ‘Related Party Disclosures’, effective as per 2011

•	In November 2009 the IASB issued the near final draft of the chapters of IFRS 9 relating to the classification and measurement of financial assets. Reference is made to Note 18 ‘Subsequent events’
ING Group does not expect the adoption of these new or revised standards and interpretations to have a significant effect on the consolidated financial statements.
International Financial Reporting Standards as adopted by the EU provide several options in accounting principles. ING Group’s accounting principles under International Financial Reporting Standards as adopted by the EU and its decision on the options available are set out in the section “Principles of valuation and determination of results” in the 2008 Annual Accounts.
Certain amounts recorded in the condensed consolidated interim accounts reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.
In 2009, the methodology for determining the liability for insurance contracts in Japan was revised. The liability for certain guarantees is now measured at fair value. The impact of this change in accounting policy was not material to shareholders’ equity and Net result of ING Group.

Unaudited	ING Group Interim Accounts for the period ended 30 September 2009

Notes to the condensed consolidated interim accounts
2. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS

	30 September	31 December
amounts in millions of euros	2009	2008

Trading assets	122,544	160,378
Investment for risk of policyholders	101,212	95,366
Non-trading derivatives	13,301	16,484
Designated as at fair value through profit and loss	6,006	8,277

	243,063	280,505

3. INVESTMENTS

	30 September	31 December
amounts in millions of euros	2009	2008

Available-for-sale
– equity securities	8,507	8,822
– debt securities	185,001	234,030

	193,508	242,852

Held-to-maturity
– debt securities	14,717	15,440

	14,717	15,440

	208,225	258,292

During the second quarter of 2009 the Group reclassified EUR 0.8 billion of available-for-sale financial assets to held-to- maturity. The reclassification resulted from reduction in market liquidity for these assets, the Group now has the intent and ability to hold these assets until maturity.
Reclassifications out of available-for-sale investments to loans and receivables are allowed under IFRS as of the third quarter of 2008. During the first and second quarter of 2009 ING Group reclassified certain financial assets from Investments to Loans and advances to customers and Amounts due from banks. The Group identified assets, eligible for reclassification, for which at the reclassification date it had an intent to hold for the foreseeable future. At the reclassification dates the fair value of the reclassified assets amounted to EUR 22.8 billion for reclassification made during the first quarter of 2009 and EUR 6.1 billion for reclassification made during the second quarter.
Reclassifications to Loans and advances to customers in the first quarter
As of reclassification date 12 January 2009, for assets reclassified during the first quarter 2009, the (weighted average) effective interest rates were in the range from 2.1% to 11.7% and expected recoverable cash flows were EUR 24 billion. Unrealised fair value losses recognised in shareholders’ equity amounted to EUR 1.2 billion. This amount will be released from equity and amortised to the profit and loss account over the remaining life of the assets on an effective interest rate basis. From 1 January 2009 until the reclassification date no unrealised fair value losses were recognised in shareholders’ equity, no impairment was recognised.
As at 30 September 2009 the carrying value in the balance sheet and the fair value of the financial assets reclassified in the first quarter amounted to EUR 20.9 billion and EUR 20.3 billion respectively.
If the reclassification had not been made, result before tax would have been unchanged and shareholders’ equity as per 30 September 2009 would have been EUR 0.4 billion after tax lower due to unrealised fair value losses.
After the reclassification, the reclassified financial assets contributed EUR 450 million to result before tax for the period ended 30 September 2009, which fully consisted of Interest income. No provision for credit losses was recognised.
In the year ended 31 December 2008 no impairment on reclassified financial assets available-for-sale was recognised. Unrealised fair value losses of EUR 0.3 billion were recognised directly in shareholders’ equity.

Unaudited	ING Group Interim Accounts for the period ended 30 September 2009

Notes to the condensed consolidated interim accounts
Reclassifications to Loans and advances to customers in the second quarter
For amounts reclassified during the second quarter of 2009, as of the reclassification date 1 June 2009, the (weighted average) effective interest rates on reclassified assets were in the range from 1.42% to 24.82% and expected recoverable cash flows were EUR 7.1 billion. Unrealised fair value losses recognised in shareholders’ equity amounted to EUR 1.0 billion. This amount will be released from equity and amortised to the profit and loss account over the remaining life of the assets on an effective interest rate basis. From 1 January 2009 until the reclassification date EUR 0.2 billion unrealised fair value gains were recognised in shareholders’ equity, no impairment was recognised.
As at 30 September 2009 the carrying value in the balance sheet and the fair value of the financial assets reclassified in the second quarter amounted to EUR 5.9 billion and EUR 6.2 billion respectively.
If the reclassification had not been made, result before tax would have been unchanged and shareholders’ equity as per 30 September 2009 would have been EUR 235 million after tax higher due to a decrease in unrealised losses since the date of reclassification.
After the reclassification, the reclassified financial assets contributed EUR 35 million to result before tax for the period ended 30 September 2009, which fully consisted of Interest income. No provision for credit losses was recognised.
In the year ended 31 December 2008 no impairment on reclassified financial assets available-for-sale was recognised. Unrealised fair value losses of EUR 1.1 billion were recognised directly in shareholders’ equity.
Derecognition of available-for-sale debt securities – Transaction with the Dutch Government
See Note 14 ‘Important events and transactions’ for the derecognition of certain available-for-sale debt securities as a result of the transaction with the Dutch Government.
4. LOANS AND ADVANCES TO CUSTOMERS
Loans and advances to customers relate to banking and insurance operations as follows:

	30 September	31 December
amounts in millions of euros	2009	2008

Banking operations	554,781	601,638
Insurance operations	30,248	25,681

	585,029	627,319
Eliminations	-7,098	-7,528

	577,931	619,791

Loans and advances to customers are specified by type as follows (banking operations):

	30 September	31 December
amounts in millions of euros	2009	2008

Loans to, or guaranteed by, public authorities	50,304	26,387
Loans secured by mortgages	306,911	303,951
Loans guaranteed by credit institutions	10,770	548
Personal lending	20,261	27,547
Corporate loans	170,698	245,731

	558,944	604,164

Loan loss provisions	-4,163	-2,526

	554,781	601,638

Unaudited	ING Group Interim Accounts for the period ended 30 September 2009

Notes to the condensed consolidated interim accounts
Changes in loan loss provisions were as follows:

	Banking		Insurance		Total
	9 month		9 month		9 month
	period		period		period
	ended	year ended	ended	year ended	ended	year ended
	30	31	30	31	30	31
	September	December	September	December	September	December
amounts in millions of euros	2009	2008	2009	2008	2009	2008

Opening balance	2,611	2,001	59	30	2,670	2,031
Changes in the composition of the group	-3	2	-2	-4	-5	-2
Write-offs	-623	-728	-4	-6	-627	-734
Recoveries	107	91	1	2	108	93
Increase in loan loss provisions	2,289	1,280	57	38	2,346	1,318
Exchange rate differences	-71	-50	-1	-1	-72	-51
Other changes	-50	15	—	—	-50	15

Closing balance	4,260	2,611	110	59	4,370	2,670

Changes in loan loss provisions relating to insurance operations are presented under Investment income. Changes in the loan loss provisions relating to banking operations are presented on the face of the profit and loss account.
The loan loss provision relating to banking operations at 30 September 2009 of EUR 4,260 million (31 December 2008: EUR 2,611 million) is presented in the balance sheet under Loans and advances to customers and Amounts due from banks for EUR 4,163 million (31 December 2008: EUR 2,526 million) and EUR 97 million (31 December 2008: EUR 85 million) respectively.
5. INTANGIBLE ASSETS

	30 September	31 December
amounts in millions of euros	2009	2008

Value of business acquired	1,585	2,084
Goodwill	2,985	3,070
Software	815	881
Other	671	880

	6,056	6,915

6. ASSETS AND LIABILITIES HELD FOR SALE
Assets and liabilities held for sale include disposal groups whose carrying amount will be recovered principally through a sale transaction rather than through continuing operations. This relates to businesses for which sale is agreed or highly probable at balance sheet date. For 30 September 2009 this relates to ING’s Swiss and Asian Private Banking businesses, the life insurance and wealth management venture in Australia and New Zealand and the Annuity and Mortgage businesses in Chile. Reference is made to Note 12 ‘Acquisitions and disposals’ for more details.

For 31 December 2008 this relates to ING Life Taiwan.
The assets held for sale are as follows:

	30 September	31 December
amounts in millions of euros	2009	2008

Cash and bank balances	245	80
Amounts due from banks	414	—
Financial assets at fair value through profit and loss	9,260	1,552
Available-for-sale investments	2,489	9,801
Loans and advances to customers	3,710	1,341
Reinsurance contracts	84	—
Property and equipment	54	41
Intangible assets	158	671
Deferred acquisition costs	109	1,164
Other assets	378	662

	16,901	15,312

Unaudited	ING Group Interim Accounts for the period ended 30 September 2009

Notes to the condensed consolidated interim accounts
The liabilities held for sale are as follows:

	30 September	31 December
amounts in millions of euros	2009	2008

Insurance and investments contracts	10,534	14,294
Amounts due to banks	172	—
Customer deposits and other funds on deposit	5,359	—
Financial liabilities at fair value through profit and loss	91	126
Other liabilities	512	600

	16,668	15,020

7. FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT AND LOSS

	30 September	31 December
amounts in millions of euros	2009	2008

Trading liabilities	113,174	152,616
Non-trading derivatives	21,678	21,773
Designated as at fair value through profit and loss	11,820	14,009

	146,672	188,398

8. INVESTMENT INCOME

3 month period	Banking		Insurance		Total
	1 July to 30 September		1 July to 30 September		1 July to 30 September
amounts in millions of euros	2009	2008	2009	2008	2009	2008

Income from real estate investments	39	48	11	26	50	74
Dividend income	22	18	38	124	60	142
Income from investments in debt securities	—	—	1,254	1,712	1,254	1,712
Income from loans	—	—	429	363	429	363
Realised gains/losses on disposal of debt securities	51	10	115	-80	166	-70
Reversals/Impairments of available-for-sale debt securities	-664	-361	-109	-369	-773	-730
Realised gains/losses on disposal of equity securities	-1	16	184	145	183	161
Impairments of available-for-sale equity securities	-8	-184	-68	-444	-76	-628
Change in fair value of real estate investments	-132	-66	-19	-3	-151	-69

	-693	-519	1,835	1,474	1,142	955

	Banking		Insurance		Total
9 month period	1 January to		1 January to		1 January to
	30 September		30 September		30 September
amounts in millions of euros	2009	2008	2009	2008	2009	2008

Income from real estate investments	123	151	41	60	164	211
Dividend income	36	71	146	579	182	650
Income from investments in debt securities	—	—	4,159	4,877	4,159	4,877
Income from loans	—	—	1,111	1,224	1,111	1,224
Realised gains/losses on disposal of debt securities	250	26	-34	-54	216	-28
Reversals/Impairments of available-for-sale debt securities	-1,219	-393	-364	-481	-1,583	-874
Realised gains/losses on disposal of equity securities	4	99	289	920	293	1,019
Impairments of available-for-sale equity securities	-37	-288	-315	-732	-352	-1,020
Change in fair value of real estate investments	-502	-287	-87	-4	-589	-291

	-1,345	-621	4,946	6,389	3,601	5,768

Unaudited	ING Group Interim Accounts for the period ended 30 September 2009

Notes to the condensed consolidated interim accounts
9. OTHER INCOME

3 month period	Banking		Insurance		Total
	1 July to 30 September		1 July to 30 September		1 July to 30 September
amounts in millions of euros	2009	2008	2009	2008	2009	2008

Net gains/losses on disposal of group companies	19	2	-11	178	8	180
Valuation results on non-trading derivatives	-455	253	-1,080	480	-1,535	733
Net trading income	307	-495	144	20	451	-475
Result from associates	-73	2	16	-53	-57	-51
Other income	181	35	-29	11	152	46

	-21	-203	-960	636	-981	433

Result from associates includes:

3 month period	Banking		Insurance		Total
	1 July to 30 September		1 July to 30 September		1 July to 30 September
amounts in millions of euros	2009	2008	2009	2008	2009	2008

Share of results from associates	-72	2	16	-53	-56	-51
Impairments	-1	—		—	-1	—

	-73	2	16	-53	-57	-51

	Banking		Insurance		Total
9 month period	1 January to		1 January to		1 January to
	30 September		30 September		30 September
amounts in millions of euros	2009	2008	2009	2008	2009	2008

Net gains/losses on disposal of group companies	10	8	-58	226	-48	234
Valuation results on non-trading derivatives	-938	523	-3,172	613	-4,110	1,136
Net trading income	971	-18	299	-219	1,270	-237
Result from associates	-353	-21	-94	12	-447	-9
Other income	329	394	88	120	417	514

	19	886	-2,937	752	-2,918	1,638

Result from associates includes:

	Banking		Insurance		Total
9 month period	1 January to		1 January to		1 January to
	30 September		30 September		30 September
amounts in millions of euros	2009	2008	2009	2008	2009	2008

Share of results from associates	-351	—	-94	12	-445	12
Impairments	-2	-21	—	—	-2	-21

	-353	-21	-94	12	-447	-9

Unaudited	ING Group Interim Accounts for the period ended 30 September 2009

Notes to the condensed consolidated interim accounts
10. EARNINGS PER ORDINARY SHARE

			Weighted average
			number of ordinary
			shares outstanding
3 month period		Amount	during the period		Per ordinary share
	(in millions of euros)		(in millions)			(in euros)
1 July to 30 September	2009	2008	2009	2008	2009	2008

Basic earnings	499	-477	2,027.1	2,027.1	0.25	-0.22

Effect of dilutive securities:
Stock option and share plans			6.5	2.9

Diluted earnings	499	-477	2,033.6	2,030.0	0.25	-0.23

			Weighted average
			number of ordinary
			shares outstanding
9 month period		Amount	during the period		Per ordinary share
	(in millions of euros)		(in millions)			(in euros)
1 January to 30 September	2009	2008	2009	2008	2009	2008

Basic earnings	-223	2,982	2,025.3	2,047.9	-0.11	1.46

Effect of dilutive securities:
Stock option and share plans			6.5	2.9

Diluted earnings	-223	2,982	2,031.8	2,050.8	-0.11	1.45

Diluted earnings per share data are calculated as if the stock options outstanding at the end of the third quarter had been exercised at the beginning of the period. It is also assumed that ING Group uses the cash received from stock options exercised to buy its own shares against the average market price in the reporting period. The net increase in the number of shares resulting from exercising stock options or converting non-voting equity securities is added to the average number of shares used for the calculation of net earnings per share.
The potential conversion of the non-voting equity securities in 2009 is not taken into account in the calculation of diluted earnings per share as this would have an anti-dilutive effect i.e. diluted earnings per share would become less negative than the earnings after potential attribution to non-voting equity securities.

Unaudited	ING Group Interim Accounts for the period ended 30 September 2009

Notes to the condensed consolidated interim accounts
11. SEGMENT REPORTING
ING Group’s operating segments relate to the internal segmentation by business lines. These include the business lines: Retail Banking, ING Direct, Commercial Banking, Insurance Europe, Insurance Americas and Insurance Asia/Pacific. Until 2008, the operating segment Commercial Banking was named Wholesale Banking. The content of this segment remained unchanged. Other mainly includes items not directly attributable to the business lines.
The Corporate Line Banking and the Corporate Line Insurance are both included in Other. These are not separate reportable segments as they do not qualify as an operating segment that engages in business activities from which it may earn revenue and incur expenses.
Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. ING applies a system of capital charging that makes the results of the banking business units globally comparable, irrespective of the book equity they have and the currency they operate in.
The Corporate Line Insurance includes items such as those related to capital management and capital gains on public equities (net of impairments).
The Executive Board sets the performance targets and approves and monitors the budgets prepared by the business lines. Business lines formulate strategic, commercial and financial policy in conformity with the strategy and performance targets set by the Executive Board.
ING Group evaluates the results of its operating segments using a financial performance measure called underlying result. Underlying result is defined as result under IFRS excluding the impact of divestments and special items.
The following table specifies the main sources of income of each of the segments.

Segment	Main source of income
Retail Banking	Income from retail and private banking activities. The main products offered are savings accounts and mortgages.

ING Direct	Income from direct retail banking activities. The main products offered are savings accounts and mortgages.

Commercial Banking	Income from wholesale banking activities. A full range of products is offered from cash management to corporate finance. Commercial Banking also includes ING Real Estate.

Insurance Europe	Income from life insurance, non-life insurance, investment management, asset management and retirement services in Europe.

Insurance Americas	Income from life insurance, investment management, asset management and retirement services in the US and Latin America.

Insurance Asia/Pacific	Income from life insurance, investment management, asset management and retirement services in Asia/Pacific.

Unaudited	ING Group Interim Accounts for the period ended 30 September 2009

Notes to the condensed consolidated interim accounts

3 month period
1 July to						Insu-
30 September 2009			Commer-	Insu-	Insu-	rance
	Retail	ING	cial	rance	rance	Asia/		Total	Elimi-
amounts in millions of euros	Banking	Direct	Banking	Europe	Americas	Pacific	Other	segments	nations	Total

Underlying income:
– Gross premium income	—	—	—	2,428	3,531	1,665	8	7,632	—	7,632
– Net interest result - banking operations	1,439	820	942	—	—	—	-36	3,165	-66	3,099
– Commission income	341	54	324	117	305	74	—	1,215	—	1,215
– Total investment and other income	43	-592	-53	719	109	381	257	864	-691	173

Total underlying income	1,823	282	1,213	3,264	3,945	2,120	229	12,876	-757	12,119

Underlying expenditure:
– Underwriting expenditure	—	—	—	2,504	3,201	1,484	3	7,192	—	7,192
– Operating expenses	1,085	402	712	345	407	202	72	3,225	—	3,225
– Other interest expenses	—	—	—	57	30	211	621	919	-757	162
– Additions to loan loss provision	190	238	234	—	—	—	—	662	—	662
– Other impairments	—	—	—	—	—	—	18	18	—	18

Total underlying expenses	1,275	640	946	2,906	3,638	1,897	714	12,016	-757	11,259

Underlying result before taxation	548	-358	267	358	307	223	-485	860	—	860
Taxation	131	-126	81	43	70	57	-166	90	—	90
Minority interests	7	—	-23	8	2	1	-3	-8	—	-8

Underlying net result	410	-232	209	307	235	165	-316	778	—	778

3 month period
1 July to						Insu-
30 September 2008			Commer-	Insu-	Insu-	rance
	Retail	ING	cial	rance	rance	Asia/		Total	Elimi-
amounts in millions of euros	Banking	Direct	Banking	Europe	Americas	Pacific	Other	segments	nations	Total

Underlying income:
– Gross premium income	—	—	—	2,089	4,678	2,308	10	9,085	—	9,085
– Net interest result - banking operations	1,349	647	738	—	—	—	-91	2,643	-32	2,611
– Commission income	391	21	293	119	339	82	1	1,246	—	1,246
– Total investment and other income	84	-210	-81	856	642	736	-201	1,826	-752	1,074

Total underlying income	1,824	458	950	3,064	5,659	3,126	-281	14,800	-784	14,016

Underlying expenditure:
– Underwriting expenditure	—	—	—	2,401	5,448	2,699	1	10,549	—	10,549
– Operating expenses	1,311	420	715	417	462	211	18	3,554	—	3,554
– Other interest expenses	—	—	—	148	65	197	601	1,011	-784	227
– Additions to loan loss provision	93	85	195	—	—	—	—	373	—	373
– Other impairments	—	—	—	-3	—	—	28	25	—	25

Total underlying expenses	1,404	505	910	2,963	5,975	3,107	648	15,512	-784	14,728

Underlying result before taxation	420	-47	40	101	-316	19	-929	-712	—	-712
Taxation	79	-5	-17	59	-43	15	-229	-141	—	-141
Minority interests	10	—	-7	-5	—	4	-5	-3	—	-3

Underlying net result	331	-42	64	47	-273	—	-695	-568	—	-568

Unaudited	ING Group Interim Accounts for the period ended 30 September 2009

Notes to the condensed consolidated interim accounts

3 month period	1 July to		1 July to
	30 September 2009		30 September 2008
amounts in millions of euros	Income	Net result	Income	Net result

Underlying	12,119	778	14,016	-568

Divestments	12	173	-1,623	-165
Special items	—	106	—	74

IFRS as applied by ING Group	12,107	499	15,639	-477

Impairments on investments are presented within Investment income, which is part of Total income. In the third quarter of 2009, total impairments of EUR 850 million (third quarter of 2008: EUR 1,358 million) are included in the following segments: EUR 642 million (third quarter of 2008: EUR 217 million) in ING Direct, EUR 31 million (third quarter of 2008: EUR 144 million) in Commercial Banking, EUR 58 million (third quarter of 2008: EUR 27 million) in Insurance Europe, EUR 121 million (third quarter of 2008: EUR 307 million) in Insurance Americas, EUR -12 million (third quarter of 2008: EUR 63 million) in Insurance Asia/Pacific and EUR 10 million (third quarter of 2008: EUR 600 million) in Other.
Divestments in 2009 reflects the net impact of divestments including the sale of Industry Pension Funds and the Annuity and Mortgage businesses in Chile. Divestments in 2008 mainly relate to the sale of the Mexican business (ING Seguros SA). Special items 2009 includes EUR 105 million relating to restructuring costs.

9 month period
1 January to						Insu-
30 September 2009			Commer	Insu-	Insu-	rance
	Retail	ING	-cial	rance	rance	Asia/		Total	Elimi-
amounts in millions of euros	Banking	Direct	Banking	Europe	Americas	Pacific	Other	segments	nations	Total

Underlying income:
– Gross premium income	—	—	—	7,545	10,934	5,312	25	23,816	—	23,816
– Net interest result - banking operations	4,253	2,338	2,945	—	—	—	-148	9,388	-110	9,278
– Commission income	997	128	868	345	909	210	3	3,460	—	3,460
– Total investment and other income	121	-1,144	-169	1,831	786	700	984	3,109	-2,392	717

Total underlying income	5,371	1,322	3,644	9,721	12,629	6,222	864	39,773	-2,502	37,271

Underlying expenditure:
– Underwriting expenditure	—	—	—	7,947	11,170	4,694	19	23,830	—	23,830
– Operating expenses	3,529	1,246	2,026	1,105	1,243	573	190	9,912	—	9,912
– Other interest expenses	—	—	—	253	163	681	1,938	3,035	-2,502	533
– Additions to loan loss provision	729	565	993	—	—	—	—	2,287	—	2,287
– Other impairments	—	—	—	—	—	—	55	55	—	55

Total underlying expenses	4,258	1,811	3,019	9,305	12,576	5,948	2,202	39,119	-2,502	36,617

Underlying result before taxation	1,113	-489	625	416	53	274	-1,338	654	—	654
Taxation	270	-189	192	110	15	80	-415	63	—	63
Minority interests	13	—	-138	16	5	2	-9	-111	—	-111

Underlying net result	830	-300	571	290	33	192	-914	702	—	702

Unaudited	ING Group Interim Accounts for the period ended 30 September 2009

Notes to the condensed consolidated interim accounts

9 month period
1 January to
30 September 2008			Commer-	Insu-		Insurance
	Retail	ING	cial	rance	Insurance	Asia/		Total	Elimi-
amounts in millions of euros	Banking	Direct	Banking	Europe	Americas	Pacific	Other	segments	nations	Total

Underlying income:
– Gross premium income	—	—	—	7,724	14,455	6,983	28	29,190	—	29,190
– Net interest result - banking operations	4,129	1,821	2,095	—	—	—	-177	7,868	-56	7,812
– Commission income	1,216	46	916	368	888	262	3	3,699	—	3,699
– Total investment and other income	364	-151	424	2,910	2,370	1,419	1,264	8,600	-1,898	6,702

Total underlying income	5,709	1,716	3,435	11,002	17,713	8,664	1,118	49,357	-1,954	47,403

Underlying expenditure:
– Underwriting expenditure	—	—	—	8,516	16,102	7,227	—	31,845	—	31,845
– Operating expenses	3,899	1,262	2,118	1,285	1,285	650	63	10,562	—	10,562
– Other interest expenses	—	—	—	364	171	462	1,668	2,665	-1,954	711
– Additions to loan loss provision	194	168	342	—	—	—	—	704	—	704
– Other impairments	—	—	—	—	—	—	55	55	—	55

Total underlying expenses	4,093	1,430	2,460	10,165	17,558	8,339	1,786	45,831	-1,954	43,877

Underlying result before taxation	1,616	286	975	837	155	325	-668	3,526	—	3,526
Taxation	331	118	275	146	35	110	-343	672	—	672
Minority interests	35	2	-67	-6	3	16	-11	-28	—	-28

Underlying net result	1,250	166	767	697	117	199	-314	2,882	—	2,882

9 month period
	1 January to		1 January to
	30 September 2009		30 September 2008
amounts in millions of euros	Income	Net result	Income	Net result

Underlying	37,271	702	47,403	2,882

Divestments	19	221	-5,664	-295
Special items	16	704	—	195

IFRS as applied by ING Group	37,237	-223	53,067	2,982

Impairments on investments are presented within Investment income, which is part of Total income. In the first three quarters of 2009, total impairments of EUR 1,935 million (first three quarters of 2008: EUR 1,894 million) are included in the following segments: EUR 1,133 million (first three quarters of 2008: EUR 221 million) in ING Direct, EUR 112 million (first three quarters of 2008: EUR 179 million) in Commercial Banking, EUR 122 million (first three quarters of 2008: EUR 82 million) in Insurance Europe, EUR 352 million (first three quarters of 2008: EUR 415 million) in Insurance Americas, EUR 15 million (first three quarters of 2008: EUR 67 million) in Insurance Asia/Pacific and EUR 201 million (first three quarters of 2008: EUR 930 million) in Other.
Divestments in 2009 reflects the net impact of divestments including the sale of ING’s 70% stake in ING Canada and the sale of Industry Pension Funds and the Annuity and Mortgage businesses in Chile. Divestments in 2008 mainly relate to the sale of Chile Health business (ING Salud) and part of the Mexican business (ING Seguros SA).

Special items includes EUR 594 million relating to restructuring costs and the one-time EUR 110 million transaction result on the Illiquid Asset Back-up Facility.

Unaudited	ING Group Interim Accounts for the period ended 30 September 2009

Notes to the condensed consolidated interim accounts
12. ACQUISITIONS AND DISPOSALS
In October 2008 ING announced that it had reached agreement to sell its entire Taiwanese life insurance business, ING Life Taiwan, to Fubon Financial Holding Co. Ltd. for approximately EUR 447 million. As at 31 December 2008 ING Life Taiwan qualified as a disposal group held for sale. The sale was completed on 13 February 2009. Consequently ING Life Taiwan is deconsolidated in the first quarter of 2009. ING was paid in a fixed number of shares with the difference between the fair value of those shares at the closing date and the sale price being paid in subordinated debt securities of the acquirer. The shares have a lock-up period of one year. ING Life Taiwan is included in the segment Insurance Asia/Pacific. This transaction resulted in a loss of EUR 292 million. The loss was recognised in 2008 in the profit and loss account.
In February 2009, ING announced that it had agreed to sell its 70% stake in ING Canada for net proceeds of approximately EUR 1,316 million (CAD 2,099 million). The transaction was closed on 19 February 2009. This transaction resulted in a decrease in Total assets of approximately EUR 5,471 million and a decrease of Total liabilities of approximately EUR 3,983 million.
On 31 July 2009 ING announced that it had reached an agreement to sell its non-core Annuity and Mortgage businesses in Chile to Corp Group Vida Chile, S.A. Terms of the agreement were not disclosed. In 2008, the Annuity and Mortgage businesses in Chile generated combined pre-tax earnings of approximately EUR 35 million. This sale does not impact ING’s Pension, Life Insurance, and Investment Management businesses in Chile where ING remains committed to developing leadership positions. This transaction is subject to various national regulatory approvals and is expected to be closed in the fourth quarter of 2009.
On 25 September 2009 ING announced that it had reached an agreement to sell its life insurance and wealth management venture in Australia and New Zealand to ANZ, its joint venture partner. Under the terms of the agreement, ING will sell its 51% equity stakes in ING Australia and ING New Zealand to ANZ, who will become the sole owner of these businesses. ING will receive EUR 1.1 billion in cash from ANZ. The transaction is part of ING’s Back to Basics strategy. The transaction generates an estimated net profit for ING of EUR 300 million. The cash proceeds and the estimated net profit will improve the debt/equity ratio of ING Insurance by 345 basis points. The transaction is expected to free up EUR 900 million of capital. The deal is subject to regulatory approvals and is expected to be recorded and closed in Q4 2009.
On 7 October 2009 ING announced that it has reached an agreement to sell its Swiss Private Banking business to Julius Baer for a consideration of EUR 344 million (CHF 520 million) in cash. Julius Baer is the leading pure-play Swiss Private Banking group. The transaction will generate an estimated net profit for ING of EUR 150 million and is expected to free up EUR 200 million of capital. The agreement of ING and Julius Baer is subject to regulatory approval and is expected to close in the first quarter of 2010.
On 15 October 2009 ING announced that it has reached an agreement to sell its Asian Private Banking business to Oversea-Chinese Banking Corporation Limited (OCBC Bank) for a consideration of approximately EUR 1 billion (US$ 1,463 million) in cash. The Asia franchise offers private banking services in 11 markets, including Hong Kong, the Philippines and Singapore. The transaction will generate an estimated net profit for ING of approximately EUR 300 million and is expected to free up around EUR 370 million of capital. Completion of the transaction between ING and OCBC Bank is subject to a number of regulatory approvals and is expected to occur around year end.
On 16 October ING announced that it has reached an agreement to transfer its U.S. group reinsurance business, ING Reinsurance U.S., to Reinsurance Group of America, Inc. Terms of the agreement were not disclosed. RGA is a U.S.-based global provider of life reinsurance. The transaction is structured as a reinsurance agreement between RGA and ING. The disposition of ING Reinsurance U.S. will have a limited positive impact on ING’s 2010 earnings. In addition, the transaction is expected to release nearly EUR 100 million in capital and improve the debt/equity ratio of ING Insurance by around 60 basis points. After the agreement, ING will continue to retain a reinsurance portfolio in the U.S. that has been in run-off since 2002. ING Reinsurance U.S. is a leading provider of reinsurance programs for group life, accident, and health insurance companies in the U.S., Guam, Canada, Bermuda, and the Caribbean. It focuses on medium and large providers of group insurance products and operates primarily out of Minneapolis, Minnesota. This transaction is subject to regulatory approvals and is expected to be closed in the first quarter of 2010.

Unaudited	ING Group Interim Accounts for the period ended 30 September 2009

Notes to the condensed consolidated interim accounts
On 3 November 2009 ING announced that it has reached an agreement to sell three of its U.S. independent retail broker-dealer units, which comprise three-quarters of ING Advisors Network, to Lightyear Capital LLC. Terms of the agreement were not disclosed. The transaction is not expected to have a material impact on ING’s earnings. The transaction concerns Financial Network Investment Corporation, based in El Segundo, California, Multi-Financial Securities Corporation, based in Denver, Colorado, PrimeVest Financial Services, Inc., based in St. Cloud, Minnesota, and ING Brokers Network LLC, the holding company and back-office shared services supporting those broker dealers, which collectively do business as ING Advisors Network.
13. ISSUANCES, REPURCHASES AND REPAYMENT OF DEBT AND EQUITY SECURITIES IN ISSUE
Delta hedge portfolio for employee options

ING Groep N.V. has bought 7,260,000 (depositary receipts for) ordinary shares for its delta hedge portfolio, which is used to hedge employee options. The shares were bought on the open market between 19 March and 23 March 2009 at an average price of EUR 4.24 per share.
ING Groep N.V. has sold 5,230,000 (depositary receipts for) ordinary shares for its delta hedge portfolio, which is used to hedge employee options. The shares were sold on the open market between 2 June and 5 June 2009 at an average price of EUR 7.80 per share.
ING Groep N.V. has sold 1,450,000 (depositary receipts for) ordinary shares for its delta hedge portfolio, which is used to hedge employee options. The shares were sold on the open market on 1 September and 2 September 2009 at an average price of EUR 10.53 per share.
Issue of debt securities in issue
ING Bank issued 3 year government guaranteed senior unsecured bonds amounting to USD 6 billion in January 2009. ING Bank issued a 5 year EUR 4 billion fixed rate government guaranteed senior unsecured bond in February 2009 and ING Bank issued a 5 year USD 2 billion fixed rate government guaranteed senior unsecured bond in March 2009. All were issued under the Credit Guarantee Scheme of the State of the Netherlands and are part of ING’s regular medium-term funding operations.
14. IMPORTANT EVENTS AND TRANSACTIONS
ING Group and the Dutch government (‘State’) reached an agreement on an Illiquid Assets Back-Up Facility (‘Facility’) on 26 January 2009; the transaction closed on 31 March 2009. The Facility covers the Alt-A portfolios of both ING Direct US and ING Insurance Americas, with a par value of EUR 30 billion. Under the Facility, ING has transferred 80% of the economic ownership of its Alt-A portfolio to the Dutch State. As a result, an undivided 80% interest in the risk and rewards on the portfolio was transferred to the Dutch State. ING retained the legal ownership of its Alt-A portfolio. The transaction price was 90% of the par value with respect to the 80% proportion of the portfolio of which the Dutch State has become the economic owner. The transaction price remains payable by the State to ING and will be redeemed over the remaining life. Furthermore, under the Facility other fees will have to be paid by both ING and the State. As a result of the transaction ING derecognised 80% of the Alt-A portfolio from the balance sheet and recognised a receivable on the Dutch State.
Under the terms of the transaction as agreed on 26 January 2009, the overall sales proceeds amounts to EUR 22.4 billion. The amortised cost (after prior impairments) at the date of the transaction was also approximately EUR 22.4 billion. The transaction (the difference between the sales proceeds and amortised cost) resulted in a loss in the first quarter of 2009 of EUR 109 million after tax. The fair value under IFRS at the date of the transaction was EUR 15.2 billion. The difference between the sales proceeds and the fair value under IFRS is an integral part of the transaction and therefore accounted for as part of the result on the transaction. The transaction resulted in a reduction of the negative revaluation -and therefore increase equity- by approximately EUR 5 billion (after tax).
The valuation method of the 20% Alt-A securities in the IFRS balance sheet is not impacted by this transaction. The methodology used to determine the fair value for these assets in the balance sheet under IFRS is disclosed in the 2008 Consolidated annual accounts of ING Group.
This transaction was subject to approval by the European Commission (“EC”). The European Commission had temporarily approved the transaction for a six month period.

Unaudited	ING Group Interim Accounts for the period ended 30 September 2009

Notes to the condensed consolidated interim accounts
On 26 October 2009 ING announced:
•	the strategic decision to separate ING Group’s banking and insurance operations and the divestment of all Insurance and Investment Management activities over time. This decision is part of the restructuring plan discussed with the EC and subject to shareholders approval at the extraordinary General Meeting of Shareholders on 25 November 2009;

•	the finalisation of negotiations with the EC with formal EC approval of the restructuring plan expected before 25 November 2009;

•	that in order to receive approval from the EC ING needs to divest ING Direct USA by the end of 2013;

•	that as part of the restructuring plan ING will create a new company in the Dutch retail market composed of Interadvies (including Westland Utrecht and the mortgage activities of Nationale-Nederlanden) and the existing consumer lending portfolio of ING Retail in the Netherlands. This business, once separated, will be divested;

•	that ING has agreed not to be a price leader in any EU country for certain retail and SME banking products and will refrain from the acquisition of financial institutions or other businesses that would delay the repayment of the Core Tier 1 securities. These restrictions will apply for the shorter period of three years or until the Core Tier 1 securities have been repaid in full to the Dutch State;

•	that ING has agreed with the Dutch State to alter the repayment terms of 50% of the Core Tier 1 securities;

•	the intended repurchase of EUR 5 billion of the Core Tier 1 securities issued to the Dutch State in November 2008;

•	that additional payments are to be made to the Dutch State in the form of fee adjustments relating to the Illiquid Assets Back-up Facility which are expected to result in a one-off pre-tax charge to ING of EUR 1.3 billion in the fourth quarter of 2009; and

•	that ING plans to launch a EUR 7.5 billion rights issue, in order to finance the repayment of 50% of the Core Tier 1 securities and to mitigate the capital impact of the additional payment to the Dutch State of EUR 1.3 billion, which remains to be authorized at the extraordinary General Meeting of Shareholders of 25 November 2009.
15. FAIR VALUE OF FINANCIAL ASSETS
The methods used are disclosed in the 2008 Annual Accounts. The breakdown of assets by Reference to published price quotations in active markets, assets valued using Valuation techniques supported by market inputs and Assets valued using Valuation techniques not supported by market inputs was impacted in the first three quarters of 2009 by the following:
•	The derecognition of Alt-A securities as disclosed in Note 14 ‘Important events and transactions’ resulted in a reduction in Valuation techniques not supported by market inputs of EUR 15.2 billion.

•	The “reclassification in the first quarter” from Available-for-sale to Loans and advances to customers as disclosed in Note 3 ‘Investments’ resulted in a reduction in Valuation techniques supported by market inputs of EUR 22.8 billion.

•	Certain Asset Backed Securities were reclassified from Reference to published price quotations in active markets to Valuation techniques not supported by market inputs during the first quarter because the relevant markets had become inactive; subsequently these were reclassified to loans during the second quarter.
16. RELATED PARTY TRANSACTIONS
In the normal course of business, the Group enters into various transactions with related companies. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Transactions have taken place on an arm’s length basis and include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral.
Transactions with related parties (Joint ventures and associates) and Key management personnel compensation are disclosed in Note 32 ‘Related Parties’ in the ING Group 2008 Annual Accounts. Following the transactions as disclosed in Note 13 ‘Issuance, repurchases and repayment of debt and equity securities in issue’ and Note 14 ‘Important events and transactions’ above and Note 12 ‘Shareholders’ equity (parent) / non-voting equity securities’ in the ING Group 2008 Annual Accounts, the Dutch State is now a related party of ING Group. All other transactions between ING Group and the Dutch State are of a normal business nature and on an at arm’s length basis. No other material changes in related party disclosures occurred.
17. DIVIDEND PAID
On 12 November 2008, ING Groep N.V. issued EUR 10 billion non-voting equity securities to the Dutch government. Dividends have to be paid if (interim) dividend is being paid to the holders of ordinary shares. As a result of the interim dividend paid on ordinary shares in 2008 ING recognised a dividend payable of EUR 425 million to the Dutch State as per 31 December 2008. On 12 May 2009 this dividend was paid out. Reference is made to the Annual Accounts 2008 for more detailed information on this transaction.

Unaudited	ING Group Interim Accounts for the period ended 30 September 2009

Notes to the condensed consolidated interim accounts
18. SUBSEQUENT EVENTS
Reference is made to Note 14 ‘Important events and transactions’ for the announcement made by ING on 26 October 2009.
On 19 October 2009 DSB Bank N.V. was declared bankrupt. While ING has negligible direct exposure to DSB Bank N.V., it is a contributor to the Dutch Deposit Guarantee Scheme. Under the Scheme savings and deposits at the Dutch banks are guaranteed up to an amount of EUR 100,000 per customer. In the event of a bank failure, the other banks together cover the amount needed after assets and liabilities are netted. At this stage it is too early to give an estimate of this indirect exposure.
On 2 November 2009 the IASB issued the near final draft of the chapters of IFRS 9 relating to the classification and measurement of financial assets. Ultimately the IASB aims to replace IAS 39 in its entirety by the end of 2010. IFRS 9 needs to be applied for annual periods beginning on or after 1 January 2013, but companies may decide to earlier adopt. At this stage it is too early to determine the impact on ING.

Unaudited	ING Group Interim Accounts for the period ended 30 September 2009

Disclaimer
ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS- EU’).
In preparing the financial information in this press release, the same accounting principles are applied as in the 2008 ING Group Annual Accounts. All figures in this press release are unaudited. Small differences are possible in the tables due to rounding.
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) changes in the availability of, and costs associated with, sources of liquidity, such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (iv) the frequency and severity of insured loss events, (v) mortality and morbidity levels and trends, (vi) persistency levels, (vii) interest rate levels, (viii) currency exchange rates (ix) general competitive factors, (x) changes in laws and regulations, (xi) changes in the policies of governments and/or regulatory authorities, (xii) conclusions with regard to purchase accounting assumptions and methodologies, (xiii) ING’s ability to achieve projected operational synergies and (xiv) the implementation of ING’s restructuring plan, including the planned separation of banking and insurance operations. ING assumes no obligation to update any forward-looking information contained in this document.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. If you are a US person, ING will arrange to send you, when the rights offering is launched, the prospectus it expects to file with the Securities and Exchange Commission if you request it by writing to ING Group Investor Relations, Location code IH 07.362, P.O. Box 810, 1000 AV Amsterdam or by calling +31 20 541 5419.